SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       SCHEDULE 13D/A-2 (FINAL AMENDMENT)

                    Under the Securities Exchange Act of 1934


                          Republic New York Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $5.00 Per Share
                         (Title of Class of Securities)

                                    760719104
                                 (CUSIP Number)

                              Richard E. T. Bennett
                     General Manager and Group Legal Adviser
                                HSBC Holdings plc
                             10 Lower Thames Street
                                 London EC3R 6AE
                                 United Kingdom
                                 44-171-260-0926
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     HSBC Holdings plc ("HSBC") hereby amends as set forth below its Statement on Schedule 13D filed on May 19, 1999, as amended by Amendment No. 1 thereto on November 8, 1999, relating to the common stock, par value $5.00 per share (the "RNYC Common Stock"), of Republic New York Corporation ("RNYC") (such Statement on Schedule 13D, as amended, the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.  Interest in Securities of the Issuer.

     The merger (the "Merger") of RNYC Merger Corporation, a wholly-owned subsidiary of HSBC, with and into RNYC was consummated and became effective on December 31, 1999. The Option granted by RNYC to HSBC, pursuant to which HSBC had the right, upon the occurrence of certain events, to purchase from RNYC up to 20,929,000 shares of RNYC Common Stock (or such other number of shares of RNYC Common Stock as at the time of exercise equaled 19.9% of the then outstanding shares of RNYC Common Stock) for $72.00 per share, terminated at the effective time of the Merger. At the effective time of the Merger, all outstanding shares of RNYC Common stock (including the Fiduciary Shares) were cancelled and converted solely into the right to receive $72.00 per share in cash, without interest thereon (except for shares owned directly or indirectly by RNYC, HSBC or any of their subsidiaries (other than Fiduciary and DPC Shares (as defined in the Merger Agreement)) which were cancelled without any consideration being payable therefor) and RNYC became a subsidiary of HSBC. Accordingly, this Amendment No. 2 constitutes the Final Amendment to the
Schedule 13D.

Item 7. Materials to be Filed as Exhibits

     Item 7 is supplemented as follows:

99.8 Press Release dated December 31, 1999.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 31, 1999

                                  HSBC HOLDINGS PLC


                                  /s/ Douglas J. Flint
                                  --------------------
                                  Name:    Douglas J. Flint
                                  Title:   Group Finance Director

Exhibit Number                     Description
--------------------------------------------------------------------------------

99.8                               Press Release dated December 31, 1999.